SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated October 23, 2018

Contact: Trinity Biotech plc Kevin Tansley (353)-1-2769800 E-mail: kevin.tansley@trinitybiotech.com	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700

Trinity Biotech Announces Results for Q3, 2018

DUBLIN, Ireland (October 23, 2018)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2018.

Quarter 3 Results

Total revenues for Q3, 2018 were $23.7m, which is broken down as follows:

	2017 Quarter 3	2018 Quarter 3	Change
	US$’000	US$’000%
Point-of-Care	4,598	3,005	-34.6%
Clinical Laboratory	21,006	20,707	-1.4%
Total	25,604	23,712	-7.4%

Point-of-Care revenues for Q3, 2018 decreased from $4.6m to $3.0m. This was due to lower HIV sales in Africa due to normal fluctuations in ordering patterns in this market. The decrease is accentuated by the fact that Q3, 2017 point-of-care revenues were higher than average for the same reason.

Meanwhile, Clinical Laboratory sales for the quarter were $20.7m compared to $21.0m for the corresponding period last year, thus representing a decrease of 1.4%.  However, excluding the impact of currency movements and primarily the weak Brazilian Real, Q3 Clinical Laboratory revenues would have increased by 0.4%. During the quarter both Premier and autoimmunity revenues continued to increase, though this was offset by lower infectious diseases revenues in the USA, including Lyme revenues.

The gross margin for the quarter was 42.1%, which compares to 43% in Q3, 2017. This decrease is largely due to lower overall revenues, particularly in the case of point-of-care, which are higher margin products. It was also significantly impacted by currency factors, in particular the weakness of the Brazilian Real. Meanwhile, the decrease was partially offset by cost reductions introduced as part of the company’s recent cost saving program.  Whilst the gross margin was lower this quarter, the year-to-date gross margin has increased from 42.5% to 43.0%.

Research and Development expenses decreased from $1.5m in Q3, 2017 to $1.3m in Q3, 2018. Meanwhile, Selling, General and Administrative (SG&A) expenses decreased from $7.8m to $7.1m in Q3, 2018. SG&A costs had already been trending downwards, in the first half of 2018 and this further decrease in Q3, 2018 reflects the impact of the recently announced cost savings program and as well as the gain which arose on the exchangeable notes repurchased during the quarter.

Operating profit for the quarter decreased from $1.5m to $1.2m. This was due to the combined impact of lower revenues and gross margins partially offset by the lower indirect costs incurred during the quarter.

The interest expense, which arises mainly on the Company’s exchangeable notes, reduced by $107,000 to $1,061,000.  This reduction was due to the repurchase of $15m of exchangeable notes during the quarter (see below). Further non-cash income of $0.6m was recognised in this quarter’s income statement, again in relation to the exchangeable notes.  This was due to a non-cash interest charge of $0.2m which was offset by a gain of $0.8m arising on a decrease in the fair value of the derivatives embedded in these notes.

Meanwhile, financial income reduced by $37,000 to $175,000 due to the lower level of cash deposits.

Overall, the Company recorded a profit of $0.9m for the quarter, which equates to earnings per share of 4.3 cents.  However, excluding non-cash items the profit for the quarter was $0.3m or an EPS of 1.3 cents. Fully diluted EPS for the quarter was 5.1 cents compared to 6.3 cents in Q3, 2017.

EBITDA before share option expense for the quarter was $2.8m.

Exchangeable Notes Repurchase

On 1 August 2018, the company repurchased $15.1m of its exchangeable notes in the open market for $12m representing a price of 79.75% of nominal value. This resulted in a net gain of approximately $0.4m in the income statement this quarter relating to this buyback. This comprises a cash gain of $3.1m on the repurchase, partly offset by non-cash items - acceleration of non-cash accretion interest and the write-off of the value of the embedded derivative portion of the repurchased notes.

Following this repurchase, $99.9m of exchangeable notes remain outstanding and the annual cash interest expense on the exchangeable notes has now reduced from $4.6m to $4.0m p.a.

FDA Approvals

Trinity Biotech has received two FDA approvals for HEp-2 Elite and Immulisa RNA Polymerase III, both of which were developed at our Buffalo facility.  These products are an enhancement to our already extensive autoimmunity product and laboratory testing range. Our HEp-2 Elite provides a superior screening method for antinuclear antibodies. Meanwhile, RNA Polymerase III is a highly specific biomarker for the diagnosis of systemic sclerosis.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “This quarter we saw a decrease in revenues and gross margins.  Margins were lower due to the decrease in overall revenues given the fixed nature of our cost base and also due to the reduction in higher margin Point-of-Care sales. It was also heavily impacted by a significant fall in the value of the Brazilian Real. However, margins for the year to date are running at a higher level than at this point last year. Also from a positive perspective, indirect costs were $0.7m lower than the comparative quarter. This was due to the combination of our recent cost savings measures and the profit on the repurchase of our exchangeable notes during the quarter.  Our improved margin profile and lower cost base puts us in an enhanced financial position going into 2019.”

Ronan O’Caoimh, CEO said “Whilst our revenues were lower this quarter we are continuing to see revenue growth in our key haemoglobins and autoimmune revenues lines. With the rollout of Premier Resolution and a new version of our haemoglobin point-of-care device Tri-stat, as well as a greater emphasis on autoimmunity product sales, we expect that this revenue growth will accelerate in 2019. Whilst it was obviously disappointing that HIV revenues were weaker this quarter, we are pleased to be able to say that this is due to the unpredictable nature of NGO purchasing rather than any underlying loss of market share.

During the quarter, we repurchased $15.1m of our exchangeable notes for cash consideration of $12m.  In so doing, we were taking advantage of the discount versus nominal values at which the notes have been trading, thus achieving an effective cash saving of $3.1m in the process. It will also result in a reduction in the interest charge on the notes of $0.6m p.a.  Following the transaction the nominal value of our notes now stands at just under $100m.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended September 30, 2018 (unaudited)	Three Months Ended September 30, 2017 (unaudited)	Nine Months Ended September 30, 2018 (unaudited)	Nine Months Ended September 30, 2017 (unaudited)

Revenues	23,712	25,604	72,512	74,588

Cost of sales	(13,731)	(14,606)	(41,296)	(42,889)

Gross profit	9,981	10,998	31,216	31,699
Gross margin %	42.1%	43.0%	43.0%	42.5%

Other operating income	27	25	76	73

Research & development expenses	(1,292)	(1,469)	(3,983)	(4,119)
Selling, general and administrative expenses	(7,113)	(7,761)	(21,412)	(22,341)
Indirect share based payments	(367)	(265)	(1,130)	(644)

Operating profit	1,236	1,528	4,767	4,668

Financial income	175	212	577	584
Financial expenses	(1,061)	(1,168)	(3,378)	(3,506)
Net financing expense	(886)	(956)	(2,801)	(2,922)

Profit before tax & non-cash financial income / (expense)	350	572	1,966	1,746

Income tax expense	(76)	(56)	(366)	(331)

Profit for the period before non-cash financial income / (expense)	274	516	1,600	1,415

Non-cash financial income / (expense)	622	(71)	268	1,178

Profit after tax and once-off items	896	445	1,868	2,593

Earnings per ADR (US cents)	4.3	2.1	8.9	11.9

Earnings per ADR excluding non-cash financial income/expense (US cents)	1.3	2.4	7.6	6.5

Diluted earnings per ADR (US cents)*	5.1	6.3	18.9	18.0

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	21,379,422	20,902,386	21,773,874

Weighted average no. of ADRs used in computing diluted earnings per ADR	26,157,644	26,636,857	26,158,326	27,031,396

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

 The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	September 30, 2018 US$ ‘000 (unaudited)	June 30, 2018 US$ ‘000 (unaudited)	March 31, 2018 US$ ‘000 (unaudited)	Dec 31, 2017 US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	10,046	7,769	7,033	5,800
Goodwill and intangible assets	69,804	68,263	66,474	64,754
Deferred tax assets	9,342	9,047	8,968	8,698
Other assets	656	701	779	771
Total non-current assets	89,848	85,780	83,254	80,023

Current assets
Inventories	32,888	34,818	34,179	32,805
Trade and other receivables	23,380	23,138	22,118	20,740
Income tax receivable	1,532	1,287	1,234	1,440
Cash and cash equivalents	35,679	49,426	53,895	57,607
Total current assets	93,479	108,669	111,426	112,592
TOTAL ASSETS	183,327	194,449	194,680	192,615

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,224	1,224	1,224	1,224
Share premium	16,187	16,187	16,187	16,187
Accumulated surplus	48,325	47,430	46,837	46,157
Other reserves	2,347	1,853	1,529	1,628
Total equity	68,083	66,694	65,777	65,196

Current liabilities
Income tax payable	135	252	344	310
Trade and other payables	20,682	20,494	21,761	20,870
Provisions	50	50	50	50
Total current liabilities	20,867	20,796	22,155	21,230

Non-current liabilities
Exchangeable senior note payable	82,051	95,179	95,167	94,825
Other payables	498	341	453	532
Deferred tax liabilities	11,828	11,439	11,128	10,832
Total non-current liabilities	94,377	106,959	106,748	106,189
TOTAL LIABILITIES	115,244	127,755	128,903	127,419
TOTAL EQUITY AND LIABILITIES	183,327	194,449	194,680	192,615

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended September 30, 2018 (unaudited)	Three Months Ended September 30, 2017 (unaudited)	Nine Months Ended September 30, 2018 (unaudited)	Nine Months Ended September 30, 2017 (unaudited)

Cash and cash equivalents at beginning of period	49,426	63,977	57,607	77,109

Operating cash flows before changes in working capital	3,445	3,672	9,907	9,679
Changes in working capital	(512)	313	(4,656)	(2,262)
Cash generated from operations	2,933	3,985	5,251	7,417

Net Interest and Income taxes (paid)/received	(125)	86	49	324

Capital Expenditure & Financing (net)	(4,308)	(3,727)	(12,247)	(10,559)

Free cash flow	(1,500)	344	(6,947)	(2,818)

Share buyback	-	(1,543)	(434)	(6,472)

Payment of HIV-2 licence fee	-	-	-	(1,112)

30 year Exchangeable Note interest payment	(205)	-	(2,505)	(2,300)

Once-off items	-	(249)	-	(1,878)

Purchase of Exchangeable Notes	(12,042)	-	(12,042)	-

Cash and cash equivalents at end of period	35,679	62,529	35,679	62,529

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  23 October 2018